Rider - Accelerated Death Benefit for Terminal Condition

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy.

Disclosure - Upon your request, we will provide prepayment to you a portion of the death benefit based on a noncorrectable terminal condition resulting in the Insured’s life expectancy to be 12 months or less. Exercising this benefit could be a taxable event so assistance and advice should be obtained from a personal tax advisor prior to receipt of any prepayments. Accelerated death benefits may also adversely affect the recipient’s eligibility for Medicaid and other government provided benefits. Death benefits, cash values and loan values will be reduced if an accelerated death benefit is paid.

We agree, subject to the provisions of this rider, to provide prepayment of a portion of the death benefit based on a noncorrectable terminal condition resulting in the Insured’s remaining life expectancy to be twelve months or less.

This rider is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this rider.

Free Look Period - You may return payment to our Home Office within 10 days of receipt of payment. We will then void the prepayment of that portion of the death benefit. If you exercise this option and return any prepayment you may not exercise this benefit again at a later date.

Insured - The person covered under the basic Policy to which this rider is attached. This term does not include other persons covered under other riders which are part of the Policy. If the Policy is a Last Survivor Policy with two persons listed as the insureds, this term refers to the surviving insured after the death of one insured. The accelerated death benefit is not available if both insured persons are living.

Benefit Payment - The accelerated death benefit is paid to you while the Insured is living, unless you have otherwise assigned or designated the benefit. If the Insured dies before accelerated benefits are paid, no payment will be made under this rider. However, this provision will not apply to any payment we made before receiving written notice of the Insured’s death at our Home Office. Prior to the benefit payment, we will provide you with a Benefit Payment Notice which will include the amount of benefit payment, the dollar amounts of the remaining death benefit and any accumulation values.

Premium - There is no premium for this benefit.

Values - This rider has no cash values or loan values.

Eligibility - In order to receive any benefits under this rider, all the following conditions must be satisfied:

1.	This rider is only available for coverage on the life of the Insured.
2.	Your request for benefits under this rider must be received in a written form at our Home Office.
3.	We must receive sufficient evidence that the Insured has a noncorrectable terminal condition.

This includes but is not limited to certification from a physician licensed in the United States. This noncorrectable terminal condition must result in the Insured’s having a remaining life expectancy of twelve months or less. The licensed physician shall not be the Insured, Owner, Beneficiary, or a relative thereof. (In addition to the definition of kinship in the base policy, a relative is defined as an aunt, uncle, cousin, parent, step-parent, or grandparent.) We reserve the right to obtain additional medical opinions provided at our expense. In the case of conflicting opinions, eligibility for benefits shall be determined by a third medical opinion that is provided by a physician that is mutually acceptable to you and us.

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4.	This rider is attached only to the base policy (excluding any additional riders except for the Supplemental Term Insurance Rider).
5.	The policy to which this rider is attached must not be in its premium grace period.
6.	We must receive signed acknowledgment of concurrence of payments from all assignees and irrevocable beneficiaries.
7.	This benefit is not available if:
(a)	Law requires this benefit to meet the claims of creditors, whether in bankruptcy or otherwise, or
(b)	A government agency requires this benefit in order to apply for, obtain, or keep a government benefit or entitlement.
8.	If the Policy is a Last Survivor Policy, we must receive written proof of the death of one insured.

Payment of the accelerated death benefit is due immediately upon our receipt of the due written proof of eligibility.

Requested Percentage - The Requested Percentage is the percentage of Eligible Specified Amount that is to be accelerated. The unadjusted payment is the Requested Percentage multiplied by the Eligible Specified Amount. We reserve the right to limit the unadjusted payment and the accelerated benefit such that:

1.	The Requested Percentage does not exceed 50%;
2.	The Accelerated Benefit Payment does not exceed $250,000;
3.	The Accelerated Benefit Payment is at least $10,000; and
4.	The policy is not disqualified as life insurance according to Internal Revenue Code.

Eligible Specified Amount - Does not include all coverages, but is restricted to the base policy Specified Amount (excluding any additional riders except for the Supplemental Term Insurance Rider).

Accelerated Benefit Payment - This is the actual benefit amount that you will receive under this rider if eligible. We will pay the Accelerated Benefit Payment in a lump sum only once per policy. The Accelerated Benefit Payment is equal to the unadjusted payment less the following adjustments as of the benefit payment date:

1.	Premiums and policy charges that would have been due during the twelve month period following the benefit payment date for the coverage corresponding to this unadjusted payment;
2.

A twelve month interest rate discount using a rate that will not exceed the greater of the current yield on the ninety-day Treasury bill or the current maximum statutory adjustable policy loan interest rate based on the Moody’s Corporate Bond Yield Averages; and

3.	A reduction in the unadjusted payment for policy loans by an amount equal to the Requested Percentage times the loan amount.

Effect on Policy Values - The policy will be subject to pro-rata reductions based on the Requested

Percentage used to produce the Accelerated Benefit Payment. These pro rata reductions will be made to the death benefit, policy value, loan amounts, and any other policy charges.

Reinstatement - This Rider may be reinstated within five years after lapse under the same terms as described in the Policy. A reinstatement is subject to:

(a)	the submission of evidence of insurability satisfactory to us;
(b)	the payment or reinstatement of any Policy Debt which existed at the end of the grace period; and
(c)	the payment of a premium sufficient to cover the lesser of:
(i)	the amount necessary to meet the No-Lapse Guarantee Requirement at the date of reinstatement and for two policy months following the reinstatement date, or

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(ii)	an amount to make the Net Cash Surrender Value positive plus the monthly deductions for the two policy months following the reinstatement date.

Incontestability - This rider will be incontestable after it has been in force during the life of the Insured for two years from the Effective Date, except for fraud in the procurement of the rider, when permitted by applicable law.

This rider will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of the Insured for two years from the effective date of the reinstatement, except for fraud in the procurement of the reinstatement, when permitted by applicable law.

Termination of Rider - This rider will terminate upon:

(a)	lapse of this Policy; or
(b)	surrender of this Policy; or
(c)	the maturity date of this Policy; or
(d)	if the Policy is not a Last Survivor Policy, the date of death of the Insured; or
(e)	if the Policy is a Last Survivor Policy, the date of death of the last surviving Insured; or
(f)	the Monthly Anniversary which coincides with or next follows our receipt of a written request to terminate this rider.

Termination shall not prejudice the payment of benefits for any qualifying event that occurred while the rider was in force.

Effective Date - The effective date of this rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Mutual Life Insurance Company

Chairman, President and Chief Executive Officer

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